UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-33526

Neptune Technologies & Bioressources Inc.

(Translation of registrant’s name into English)

225 Promende du Centropolis

Suite 200

Laval, Québec

Canada H7T 0B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

This report filed on Form 6-K and the exhibit attached hereto shall be incorporated by reference into Registration Statement No. 333-183895 on Form F-10.

On September 25, 2012 the Registrant entered into an Underwriting Agreement for the sale of its common stock, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit	Description of Exhibit

99.1	Underwriting Agreement, dated September 25, 2012, among Neptune Technologies & Bioressources and RBC Dominion Securities Inc. and JMP Securities LLC, as joint lead bookrunners, and other underwriters party thereto with respect to the offer and sale of 7,318,000 common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neptune Technologies & Bioressources Inc. (Registrant)

Date: September 26, 2012	/s/ Henri Harland
Henri Harland President and Chief Executive Officer